

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 12, 2010

Louis S. Friedman
President and Chief Executive Officer
Liberator, Inc.
2745 Bankers Industrial Drive
Atlanta, GA 30360

> **Re:** **Liberator, Inc.**
> **Current Report on Form 8-K filed July 2, 2009**
> **Response letter dated December 18, 2009**
> **File No. 000-53514**

Dear Mr. Scott:

    We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   You indicate in your response letter that you have addressed the comments in our letter dated July 28, 2009 in Form 8-Ks filed by WES Consulting. Please also revise the Form 8-K filed July 2, 2009 by Liberator that was the subject of that letter in accordance with those comments, and any follow-up comments included in this and subsequent letters.

2.   We note the Form 12b-25 filed by Liberator on September 28, 2009 and the Form 15 it filed on October 6, 2009. Please tell us when you intend to file the report that was the subject of the Form 12b-25. Refer to Exchange Act Rules Question 151.01 of the Division of Corporation Finance's Compliance and Disclosure

Interpretations, available on or website at
http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm.

3.   Please tell us why Liberator did not file a current report on Form 8-K regarding
        the matters noted in the Form 8-K filed on October 8, 2009 by WES Consulting,
        Inc. In this regard, please tell us who beneficially owned the shares of WES
        Consulting held by Belmont.

4.   Please provide us your analysis supporting your conclusion regarding whether the
        issuances of securities in the merger with WES Consulting was exempt from
        registration under the Securities Act. Also tell us which document provides
        required disclosure regarding this exemption.

5.   The first paragraph of text on page 3 of the Form 8-K filed October 22, 2009 by
        WES Consulting states that WES Consulting survived the merger with Liberator.
        A similar statement appears in Exhibit 2.1 to that Form 8-K. However, the
        disclosure on pages 27 and 31 of that Form 8-K states that Liberator survived the
        merger. Also, Exhibit 99.2 to that Form 8-K states that Liberator is now a
        "wholly owned subsidiary" of WES Consulting. Please reconcile.

6.   Under Item 2.01 of the Form 8-K filed July 2, 2009 by Liberator, you disclose
        that Remark Enterprises amended its charter to change its name to Liberator.
        However, Exhibits 3.3 and 3.4 to the Form 8-K filed October 22, 2009 by WES
        Consulting do not appear to include that amendment. Please revise or advise.

7.   Please tell us how you complied with the proxy statement or information
        statement rules of the Exchange Act in connection with the WES Consulting
        transaction. In this regard, we note your statement in your October 6, 2009 filing
        that you had 55 shareholders.

8.   We note your response to prior comment 2. Please tell us how you believe that
        complying in "future filings" is consistent with the second sentence of General
        Instruction D to Form 8-K.

Incorporation by Reference

9.   We reissue prior comment 3 because that comment requested a revision to the
        Form 8-K filed July 2, 2009 by Liberator, not a representation by you that you
        would comply with that comment in future filings.

Item 1.01 Entry Into a Material Definitive Agreement

10.   We reissue prior comment 5, which requested that you tell us the authority on which you relied to qualify your disclosure by reference to a contract, not with what report that contract was filed as an exhibit.

Item 2.01 Completion of Acquisition or Disposition of Assets

11.   It is unclear how your response to prior comment 6 addresses the guidance cited in that comment. Therefore, we reissue the comment.

12.   Please expand your response to prior comment 7 to address other rights of the preferred stock, such as liquidation or dividend preferences.

13.   Please revise the Form 8-K filed July 2, 2009 by Liberator to disclose your response to prior comment 8.

Remark Enterprises, Inc.

14.   Please revise the Form 8-K filed July 2, 2009 by Liberator to disclose your response to prior comment 9.

OneUp Innovations

15.   We note your response to prior comment 11; however, that comment was not based only on whether an employee-employer relationship exists between you and your resellers, on-line affiliates and independent sales consultants. Rather, that comment also dealt with the nature of the business relationship between you and those parties. For example, does a written agreement govern each party's obligations? Are your resellers required to sell, or are they required to purchase, a set number of your products each week, month or quarter? How are you affiliated with "on-line affiliates"? File material contracts as exhibits.

Established and Diversified Customer Base

16.   It appears from your response to prior comment 17 that other customers satisfy the objective criteria you mention, but you have not identified those customers. Therefore, please tell us how the customers you identify objectively represent your customer base.

Liberator International

17.   Please address that part of prior comment 18 that requested disclosure of the material terms of the licenses, including the duration and exclusivity and

termination provisions. Also, clarify the nature of the "specific financial commitment to marketing" required of the licensees.

Risk Factors

18.   We reissue prior comment 20, which requested revised disclosure in your Form 8-K filed July 2, 2009, not merely a representation that such disclosure would be included in future filings.

19.   Please expand your response to prior comment 49 to provide us your analysis regarding the materiality of any risk of claims against you resulting from not filing proxy materials related to the "vote of shareholders" mentioned in the Form 8-K filed July 2, 2009 by Liberator and the change in name of the registrant. Cite all authority on which you rely.

Management's Discussion and Analysis . . .

Third Quarter of Fiscal 2009

20.   It remains unclear from your response to prior comment 25 and revisions in the Form 8-K you mention whether consumers purchased fewer of your products or whether you reduced the price of your products as a result of the economic uncertainty you note. Also, it is unclear from your response and revisions how you addressed wholesale distribution and contract manufacturing separately for each period presented. Therefore, we reissue prior comment 25.

21.   We reissue prior comment 26 because it is unclear from your response or the revisions you mention what portion of your revenue is derived from each of the products mentioned in the "Our Business" section of your document. It is similarly unclear whether your revenues and margins and revenues and margin trends are and have been similar for each product type.

Liquidity and Capital Resources

22.   When your review your document in response to prior comment 27, please ensure that your discussion in this section is reconcilable to the discussion in the footnotes to your financial statements about your capital requirements.

23.   We reissue prior comment 28, in part. Please revise the Form 8-K filed July 2, 2009 to identify and describe your sources of liquidity, including any material unused portion. It is unclear from your response where you have provided such information with respect to the "other credit facilities."

24.   We note your response to prior comment 29; however, it continues to appear from Note 6 to your financial statements for the year ended June 30, 2007, included in Exhibit 99.1 to your Form 8-K filed July 2, 2009, that you were not in compliance with the terms of your debt agreements during the periods presented in that Form 8-K. Therefore, we reissue prior comment 29.

Capital Resources

25.   We reissue prior comment 31, given the disclosure regarding "expansion plans" on page 19 of the Form 8-K filed by WES Consulting on October 22, 2009 and on page 7 of Exhibit 99.1 to that filing.

Market Information

26.   We note your response to prior comment 32:

- We reissue that comment because it requested revisions to your Form 8-K filed July 2, 2009, not merely a response or representation that you would comply in future filings;

- It is unclear from your response how the last sentence of section 4.6 of the exhibit filed with your April 7, 2009 Form 8-K is consistent with Rule 144(i). Therefore, we also reissue that portion of prior comment 32; and

- You response refers to a registration statement under the Securities Act that has been declared effective. However, since you have not filed a registration statement under the Securities Act, your response is unclear. Please revise.

Security Ownership of Certain Beneficial Owners and Management

27.   Your response to prior comment 35 implies that the filings "completed" after the merger with WES Consulting satisfied the filing obligations the affiliates of Liberator had following the transaction with Remark Enterprises. Please expand to clarify the authority on which you relied for that conclusion.

28.   Tell us how the disclosure in the Form 8-K filed July 2, 2009 by Liberator regarding the securities beneficially owned by your affiliates accounts for the convertible note held by Hope Capital that is mentioned on page 29 of the Form 8-K filed October 22, 2009 by WES Consulting.

Summary Compensation Table

29.   Your response to prior comment 40 indicates that no employment contracts exist with your officers, contrary to your response to the penultimate bullet of prior comment 53. Please reconcile.

Certain Relationships and Related Transactions

30.   We will continue to review your response to prior comment 42 after you address each part of that comment and amend your July 2, 2009 Form 8-K accordingly.

31.   Note that the penultimate sentence of prior comment 42 related to the former president, director and controlling shareholder of the registrant, not of the company the registrant acquired. Please expand your response accordingly.

32.   Please tell us why the transactions noted in the third paragraph on page 29 of the Form 8-K filed October 22, 2009 by WES Consulting were not included in the Form 8-K filed by Liberator on July 2, 2009.

Item 3.02 Unregistered Sales of Equity Securities

33.   Please revise the Form 8-K filed on July 2, 2009 to disclose the substance of your responses to prior comments 44, 45 and 47. Also:

- expand your disclosure in response to prior comment 44 to address each relevant part of Regulation S-K Item 701; and

- with a view toward disclosure, tell us the relevance and accuracy of the statement in your response to prior comment 45 that you were not subject to the reporting requirements of the Exchange Act at the time of the unregistered transaction.

Item 9.01 Financial Statement and Exhibits

34.   We note your response to prior comment 53. Please file the agreements mentioned in that comment as exhibits to the Form 8-K filed July 2, 2009. Also, regarding your reference to an oral contract, please refer to Question 146.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

35.   Please confirm our understanding that the "next filing" mentioned in your response to prior comment 54 is an amendment to the July 2, 2009 Form 8-K.

Exhibit 99.1 Financial Statements for Liberator, Inc.

Notes to Consolidated Financial Statements, page 7

36.   We recognize your response to comment 59. You indicate on page 17 the $1,250,000 value of the 5,000,001 shares issued to former Remark shareholders was charged to expense in fiscal 2009. Please explain in detail when and why you issued shares to Remark shareholders, why the share issuance was related to the reverse capitalization, where the *shares issued* (not dollar amounts) are presented in your Statement of Changes in Stockholders' Equity (Deficit) and the authoritative literature you relied upon to determine that you were required to expense the value of the shares issued.

Signatures

37.   We reissue prior comment 55 because it continues to appear that the Form 8-K filed July 2, 2009 was signed by the incorrect registrant.

Liberator, Inc. (f/k/a Remark Enterprises, Inc.) Form 10-K for the fiscal-year ended December 31, 2008

Signatures, page 18

38.   We note your response to prior comments 60 and 62. However, since it appears that the Form 10-K mentioned in that comment lacked the required signatures, it is unclear how the Form 15 you mention makes prior comment 60 inapplicable or remedies that deficiency. It is similarly unclear how the Form 15 makes prior comment 62 inapplicable or how you have addressed the last sentence of that comment. Therefore, we reissue prior comments 60 and 62.

Exhibit 31.1

39.   We recognize your response to comment 61. However, filing Form 15 does not preclude the company from amending a previously filed Form 10-K with incorrect certifications. Therefore, we re-issue comment 61 in its entirety. The comment also applies to your Form 10-Q for the period ended March 31, 2009.

* * * * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Dennis Hult at (202) 551-3618 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Gregg Jaclin, Esq.